Exhibit 23.1

Onestop Assurance PAC 10 Anson Road #13-09 International Plaza Singapore 079903 Tel: 9644 9531 Email:audit@onestop-ca.com Website: www.onestop-ca.com

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated June 26, 2023 in the Registration Statement on Form F-1, under the Securities Act of 1933, as amended, with respect to the consolidated balance sheets of Davis Commodities Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for each of the years in the two-year period ended December 31, 2022 and the related notes. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Onestop Assurance PAC

Singapore

August 18, 2023